================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                                 (RULE 13D-101)

                                (AMENDMENT NO. )



                         BUENOS AIRES EMBOTELLADORA S.A.
                      (BUENOS AIRES BOTTLING COMPANY INC.)
--------------------------------------------------------------------------------
                                (Name of Issuer)


         CLASS B ORDINARY SHARES,
             PS0.01 PAR VALUE                               P1910S 10 8
--------------------------------------------------------------------------------
      (Title of class of securities)                       (CUSIP number)


                             STEPHEN KAROTKIN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                FEBRUARY 25, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

Note:  See Rule 13d-7(b) for other parties to whom copies are to be sent.



                         (Continued on following pages)

                              (Page 1 of 19 Pages)

================================================================================

NYFS10...:\86\35886\0396\347\SCH2259P.54E

--------------------------------------------------------           --------------------------------------
CUSIP No.  P1910S 10 8                                      13D              Page 2 of 19 Pages
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 CITIBANK, N.A.

               I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):                     13-5266470
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [_]
                                                                                                 (B) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            OO

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   DELAWARE
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 594,550,484
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            594,550,484

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               594,550,484
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         20.1%*

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 BK

---------------------------------------------------------------------------------------------------------



      *See Items 5(a) and (b).

--------------------------------------------------------           --------------------------------------
CUSIP No. P1910S 10 8                                       13D              Page 3 of 19 Pages
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 CITICORP

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:                                     06-1515595
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [_]
                                                                                                 (B) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            N/A

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   DELAWARE
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 594,550,484
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            594,550,484

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               594,550,484
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         20.1%*

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 HC

---------------------------------------------------------------------------------------------------------



      *See Items 5(a) and (b).

--------------------------------------------------------           --------------------------------------
CUSIP No.  P1910S 10 8                                      13D              Page 4 of 19 Pages
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 CITIGROUP INC.

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:                                     52-1568099
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [_]
                                                                                                 (B) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            N/A

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   DELAWARE
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 594,660,234
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            594,660,234

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               594,660,234
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         20.1%*

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 HC

---------------------------------------------------------------------------------------------------------


      *See Items 5(a) and (b).

            This Statement on Schedule 13D (the "Statement") is filed with the Securities and Exchange Commission pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 1.     Security and Issuer.

            This Statement relates to the Class B Ordinary Shares, Ps0.01 par value (the "Class B Ordinary Shares"), of Buenos Aires Embotelladora S.A. (Buenos Aires Bottling Company Inc.), an Argentine corporation ("Baesa"), and American Depository Receipts for such Class B Ordinary Shares. The address of the principal executive office of Baesa is Diogenes Taborda 1533, 1437 Buenos Aires, Argentina.

Item 2.     Identity and Background.

            This Statement on Schedule 13D is being filed by Citibank, N.A. ("Citibank"), Citicorp and Citigroup Inc. ("Citigroup") (together, the "Reporting Persons").

            (a)-(c) Citibank is a national banking association. The address of its principal business office is 399 Park Avenue, New York, New York 10043. Citibank is principally engaged in the general banking business. Citibank is a member of the Federal Reserve System and the Federal Deposit Insurance Corp.

            Citicorp is a Delaware corporation and is the sole stockholder of Citibank. Citicorp is a U.S. bank holding company. The address of its principal business office is 399 Park Avenue, New York, New York 10043.

            Citigroup is a Delaware corporation and is the sole stockholder of Citicorp. The address of the principal business office of Citigroup is 153 East 53rd Street, New York, New York 10043. Citigroup subsidiary businesses provide a broad range of financial services to consumer and corporate customers around the world. Among these businesses are Citibank, Commercial Credit, Primerica Financial Services, Salomon Smith Barney, SSB Citi Asset Management, Travelers Life & Annuity and Travelers Property Casualty. A joint filing agreement of the Reporting Persons is attached hereto as Exhibit 1.

            The following information with respect to each executive officer and director of Citibank and Citigroup is set forth in Schedules A and B hereto: (i) name, (ii) business address, (iii) citizenship, (iv) present principal occupation or employment and
(v) name of any corporation or other organization in which such employment is conducted, together with the principal business and address of any such corporation or organization other than the Reporting Persons for which such information is set forth above.

            As described in Item 4 of this Statement, Citibank has entered into agreements with respect to the securities of Baesa.

            (d)-(f) During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedules A, B and C hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The citizenship of each of the individuals identified pursuant to Paragraphs (a) through (c) is identified on Schedules A and B hereto.

Item 3.     Source and Amount of Funds or Other Consideration.

            The information contained in Item 4 of this Statement is incorporated herein by reference.

Item 4.     Purpose of the Transaction.

            Citibank acquired the Class B Ordinary Shares it owns in exchange for debt of Baesa as part of the financial restructuring of Baesa (the "Restructuring"). Prior to the Restructuring, Citibank and its affiliates held US$145,369,592 in aggregate principal amount of debt of Baesa. In connection with the Restructuring, Citibank entered into the following agreements and engaged in the following actions:

            Pursuant to the Third Amended and Restated Restructuring and Exchange Agreement, dated as of February 24, 1999, among Baesa, PepsiCo, Inc. ("PepsiCo"), Citibank and each of the other institutions listed on Schedule I thereto (each such institution, including Citibank, but excluding PepsiCo, a "Lender" and collectively, the "Lenders") (the "Restructuring Agreement"), a copy of which is filed as Exhibit 2 hereto, on February 25, 1999, the Lenders exchanged certain of their existing debt of Baesa for new debt of Baesa, cash and Class B Ordinary Shares of Baesa. Citibank received an aggregate of US$18,206 in principal amount at maturity of new debt of Baesa, US$211,141.30 in cash and 594,550,484 Class B Ordinary Shares.

            Pursuant to a Shareholders' Agreement, dated as of February 23, 1999, among Baesa, PepsiCo, Citibank, BankBoston, N.A. ("BankBoston"), Bayerische Hypo-und Vereinsbank AG ("Vereinsbank") (each such party, other than Baesa, a "Shareholder") (the "Shareholders' Agreement"), a copy of which is filed as Exhibit 3 hereto, each Shareholder has agreed that it will not, until February 25, 2003, transfer or otherwise dispose of its Class A Ordinary Shares or Class B Ordinary Shares (collectively, the "Ordinary Shares"), except (a) to a wholly-owned direct or indirect subsidiary of such Shareholder, (b) to another Shareholder (each, a "Permitted Transferee") or (c) to a bona fide third party but only if the transferring Shareholder first offers to sell such Ordinary Shares to the other Shareholders on the same terms as those being offered to the transferring Shareholder by such bona fide third party.

            Further, Citibank, BankBoston and Vereinsbank (sometimes referred to individually as a "Bank" and collectively as the "Banks") have each agreed in the Shareholders' Agreement that they will not become a party to any proposed transaction pursuant to which any person or group shall become the beneficial owner of more than 50% of the combined voting power of the then outstanding securities of Baesa (with certain exceptions) unless two Banks are a party to such transaction and the two selling Banks give the other Bank the opportunity either to (a) agree to the sale of its Ordinary Shares in accordance with such transaction or (b) purchase for cash all of the Ordinary Shares held by the selling Banks upon substantially the same terms and conditions.

            In addition, pursuant to the Shareholders' Agreement, until February 25, 2000, each Shareholder has agreed that it will vote its Ordinary Shares (a) so that the Board of Directors of Baesa is comprised of seven directors and (b) for the following persons to be members thereof: (i) two directors designated by Citibank, one of which shall be the Chairman of the Board of Directors, (ii) one director designated by PepsiCo, (iii) one director designated by BankBoston,
(iv) one director designated by Vereinsbank, (v) one director designated by a majority of the Shareholders and (vi) one director designated jointly by TCW Shared Opportunity Fund II, L.P. ("TCW") and Franklin Mutual Advisers, Inc. ("Franklin"), as long as such entities continue to own collectively at least a specified percentage of the issued and outstanding Ordinary Shares and, at such time as such entities cease to own collectively such percentage, by a majority of the Shareholders. The Shareholders Agreement provides that, in the event any Shareholder transfers all of its Ordinary Shares to another person (other than to a Permitted Transferee), the right to designate a director by the holder of such Ordinary Shares shall terminate, and such director shall be selected by a majority of the remaining Shareholders.

            Pursuant to an Agreement (the "Tag-Along Agreement"), dated as of November 30, 1999, among Citibank, BankBoston, Vereinsbank, TCW and Franklin, a copy of which is filed as Exhibit 4 hereto, any two Banks (the "Transferring Banks") may not transfer to a third party, in one transaction or series of related transactions, a number of Class B Ordinary Shares constituting in the aggregate more than 50% of the total issued and outstanding equity capitalization of Baesa, unless the purchaser of such shares offers to purchase from each other Lender or any affiliates of such Lenders holding Class B Ordinary Shares, for the same consideration, and on the same terms and conditions as the Transferring Banks intend to transfer such Class B Ordinary Shares, a number of Class B Ordinary Shares equal to the percentage of the Transferring Banks' Class B Ordinary Shares being sold in the transaction subject to the Tag-Along Agreement.

            On February 25, 1999, Citibank, N.A., Buenos Aires Branch entered into a Loan Agreement with Baesa to provide a secured working capital facility for Baesa to consist of (a) a line of credit in an amount up to US$15,000,000, secured by a first priority mortgage in the same amount over Baesa's Buenos Aires plant, and (b) a line of credit in an amount up to 5,000,000 Argentine Pesos, secured by a pledge of accounts receivable of Baesa. The facility expires on February 25, 2000. Pepsi-Cola Argentina S.A.C.I., a subsidiary of PepsiCo, BankBoston, N.A., Buenos Aires Branch, a subsidiary of BankBoston, and Vereinsbank have guaranteed a portion of the facility.

            Prior to and without any connection to the Restructuring, various subsidiaries of Citigroup had acquired Class B Ordinary Shares of Baesa for investment purposes, for third party accounts or for mutual funds managed by such subsidiaries, as described in Item 5 below. The Citigroup subsidiaries review their respective holdings of Baesa securities on a continuing basis. Depending on such evaluations of Baesa's business and prospects, and upon future developments (including, but not limited to, market prices of the Class B Ordinary Shares and availability and alternative uses of funds, as well as conditions in the securities markets and general economic and industry conditions), each Citigroup subsidiary may acquire other securities of Baesa or sell all or a portion of its Class B Ordinary Shares or other securities of Baesa, now owned or hereafter acquired.

            Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

            (a) and (b) By reason of their relationship as described in Item 2, Citicorp and Citigroup may be deemed to share voting and dispositive power with respect to the Class B Ordinary Shares of Baesa directly beneficially owned by Citibank and may be deemed to have an indirect beneficial ownership in such shares. As of February 25, 1999, Citibank (and Citicorp and Citigroup) may be deemed to beneficially own 594,550,484 Class B Ordinary Shares, which represent 20.1% of the outstanding Class B Ordinary Shares. Class B Ordinary Shares entitle the holders thereof to one vote per share on each matter submitted to a vote of Baesa's shareholders. As of February 25, 1999 Baesa had 16,372,973 outstanding Class A Ordinary Shares which entitle the holder thereof to five votes per share. The 594,550,484 Class B Ordinary Shares owned directly by Citibank (and indirectly by Citicorp and Citigroup) therefore constitute 19.6% of the aggregate voting power of Baesa.

            The Reporting Persons are of the view that they are not acting as a "group" with the other Lenders and PepsiCo who received Class B Ordinary Shares in exchange for existing debt of Baesa upon the consummation of the Restructuring for purposes of Section 13(d) under the Exchange Act and that the Reporting Persons are not otherwise required to attribute to themselves the beneficial ownership of securities held by any of the Lenders or PepsiCo.

            Citigroup may be deemed to share voting and dispositive power with respect to 109,750 Class B Ordinary Shares (109,710 of which shares are held in the form of 54,855 American Depository Receipts) acquired by its subsidiaries for investment purposes as described in Item 4. Therefore, including the 594,550,484 shares acquired by Citibank in connection with the Restructuring, Citigroup may be deemed to share voting and dispositive power with respect to 594,660,234 shares, constituting 20.1% of the outstanding Class B Ordinary Shares and 19.6% of the aggregate voting power of Baesa.

            The information contained in Item 4 of this Statement is incorporated herein by reference.

            (c) On February 25, 1999, in connection with the consummation of the Restructuring, Citibank received 594,550,484 Class B Ordinary Shares in exchange for certain of the debt of Baesa it previously held. Subsidiaries of Citigroup acquired an aggregate of 40 Class B Ordinary Shares and 54,855 American Depository Receipts convertible into 109,710 Class B Ordinary Shares prior to the transactions described herein.

            (d) Not applicable.

            (e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

            The information contained in Item 4 of this Statement is incorporated herein by reference.

            There are no contracts, arrangements, understandings or relationships with respect to any securities of the Company (i) among the Reporting Persons and, to the best of their knowledge, any of the other persons identified pursuant to Item 2 above and (ii) between (a) the Reporting Persons and, to the best of their knowledge, any of the persons identified pursuant to
Item 2 above and (b) any other person, other than as described in Item 4 above.

Item 7.     Material to be Filed as Exhibits.

            1. Joint Filing Agreement, dated March 8, 1999, between Citigroup, Citicorp and Citibank.

            2. Third Amended and Restated Restructuring and Exchange Agreement, dated as of February 24, 1999, among Baesa, PepsiCo, Inc., Citibank and each of the other institutions listed on Schedule I thereto.

            3. Shareholders' Agreement, dated as of February 23, 1999, among Baesa, PepsiCo, Citibank, BankBoston and Vereinsbank.

            4. Agreement, dated as of November 30, 1999, among Citibank, BankBoston, Vereinsbank, TCW Shared Opportunity Fund II, L.P. and Franklin Mutual Advisers, Inc.

                                   SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  March 8, 1999

                                          CITIBANK, N.A.

                                          By: /s/ Glenn S. Gray
                                              ----------------------------------
                                              Name: Glenn S. Gray
                                              Title: Vice President and
                                                     Assistant Secretary



                                          CITICORP

                                          BY: /s/ Glenn S. Gray
                                              ----------------------------------
                                             Name: Glenn S. Gray
                                             Title: Assistant Secretary



                                          CITIGROUP INC.

                                          BY: /s/ Glenn S. Gray
                                              ----------------------------------
                                             Name: Glenn S. Gray
                                             Title: Assistant Secretary

                                                                   SCHEDULE A


                       Executive Officers and Directors
                                      of
                                Citibank, N.A.


            The names of the Directors and the names and titles of the Executive Officers of Citibank, N.A. and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual is a United States citizen.


                                         Principal Occupation
Name, Title and Citizenship              and Business Address
---------------------------              --------------------

Paul J. Collins                          Vice Chairman
Director                                 Citigroup Inc.
                                         153 East 53rd Street
                                         New York, New York 10043

Robert I. Lipp                           Co-Chief Executive Officer of
Director                                 Citigroup's Global
                                         Consumer Business
                                         153 East 53rd Street
                                         New York, New York 10043

Victor J. Menezes                        Co-Chief Executive Officer of
Director & Executive Officer             Citigroup's Global Corporate
(India)                                  and Investment Bank
                                         153 East 53rd Street
                                         New York, New York 10043

John S. Reed                             Chairman & Co-Chief Executive
Director & Executive Officer             Officer
                                         Citigroup Inc.
                                         153 East 53rd Street
                                         New York, New York 10043

William R. Rhodes                        Vice Chairman
Director & Executive Officer             Citicorp/Citibank, N.A.
                                         153 East 53rd Street
                                         New York, New York 10043

H. Onno Ruding                           Vice Chairman
Director & Executive Officer             Citicorp/Citibank, N.A.
(Netherlands)                            153 East 53rd Street
                                         New York, New York 10043

William I. Campbell                      Co-Chief Executive Officer of
Executive Officer (USA/Canada)           Citigroup's Global
                                         Consumer Business
                                         1 Court Square
                                         Long Island City, N.Y. 11120

Edward D. Horowitz                       Corporate Executive
Executive Officer                        Vice President
                                         Citicorp/Citibank, N.A.
                                         153 East 53rd Street
                                         New York, New York 10043

Dionisio R. Martin                       Corporate Executive
Executive Officer                        Vice President
(Argentina)                              Citicorp/Citibank, N.A.
                                         399 Park Avenue
                                         New York, New York 10043

Robert A. McCormack                      Corporate Executive
Executive Officer                        Vice President
                                         Citicorp/Citibank, N.A.
                                         399 Park Avenue
                                         New York, New York 10043

Michael A. Ross                          Senior Vice President and
Executive Officer                        General Counsel
                                         Citicorp/Citibank, N.A.
                                         399 Park Avenue
                                         New York, New York 10043

Mary Alice Taylor                        Corporate Executive
Executive Officer                        Vice President
                                         Citicorp/Citibank, N.A.
                                         1 Court Square
                                         Long Island City, N. Y. 11120

                                                                    SCHEDULE B

                       Executive Officers and Directors
                                      of
                                Citigroup Inc.

            The names of the Directors and the names and titles of the Executive Officers of Citigroup and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual is a United States citizen.


Name, Title and Citizenship            Principal Occupation and Business Address
---------------------------            -----------------------------------------

C. Michael Armstrong                   Chairman & Chief Executive Officer
Director                               AT&T Corp.
                                       295 North Maple Avenue
                                       Basking Ridge, New Jersey 07920

Alain J.P. Belda                       President & Chief Operations Officer
Director (Brazil)                      ALCOA Inc.
                                       201 Isabella Street
                                       Pittsburgh, Pennsylvania 15212-5858

Kenneth J. Bialkin                     Partner
Director                               Skadden, Arps, Slate, Meagher & Flom LLP
                                       919 Third Avenue
                                       New York, New York 10022

Kenneth T. Derr                        Chairman & Chief Executive Officer
Director                               Chevron Corporation
                                       575 Market Street
                                       San francisco, California 94105

John M. Deutch                         Institute Professor
Director                               Massachusetts Institute of Technology
                                       77 Massachusetts Avenue, Room 6-208
                                       Cambridge, Massachusetts 02139

Ann Dibble Jordan                      Consultant & Former Director of Social
Director                               Services,
                                       The University of Chicago Medical Center
                                       2904 Benton Place, NW
                                       Washington, DC 20008

Reuben Mark                            Chairman & Chief Executive Officer
Director                               Colgate-Palmolive Company
                                       300 Park Avenue
                                       New York, New York 10022-7499

Michael T. Masin                       Vice Chairman, President-International
Director                               GTE Corporation
                                       One Stamford Forum
                                       Stamford, Connecticut 06904

Dudley C. Mecum                        Managing Director
Director                               Capricorn Holdings
                                       30 East Elm Street
                                       Greenwich, Connecticut 06830

Richard D. Parsons                     President
Director                               Time Warner, Inc.
                                       75 Rockefeller Plaza, 29th Floor
                                       New York, New York 10019

Andrall E. Pearson                     Chairman & Chief Executive Officer
Director                               Tricon Global Restaurants, Inc.
                                       660 Steamboat Road
                                       Greenwich, Connecticut 06830

John S. Reed                           Chairman & Co-Chief Executive Officer
Director & Executive Officer           Citigroup Inc.
                                       153 East 53rd Street
                                       New York, New York 10043

Robert B. Shapiro                      Chairman & Chief Executive Officer
Director                               Monsanto Company
                                       800 North Lindbergh Blvd.
                                       Mail Zone D1S
                                       St. Louis, Missouri 63167

Franklin A. Thomas                     Lawyer/Consultant & Former President,
Director                               The Ford Foundation
                                       595 Madison Avenue, 33rd Floor
                                       New York, New York 10022

Sanford I. Weill                       Chairman & Co-Chief Executive Officer
Director & Executive Officer           Citigroup Inc.
                                       153 East 53rd Street
                                       New York, New York 10043

Edgar S. Woolard, Jr.                  Former Chairman & Chief Executive Officer
Director                               E.I. du Pont de Nemours & Company
                                       1007 Market Street
                                       Wilmington, Delaware 19898

Arthur Zankel                          General Partner
Director                               First Manhattan Company
                                       437 Madison Avenue
                                       New York, New York 10022

The Honorable Gerald R. Ford           Former President of the United States
Honorary Director                      Post Office Box 927
                                       Rancho Mirage, California 92270

William I. Campbell                    Co-Chief Executive Officer,
Executive Officer (USA/Canada)         Global
                                       Consumer Business
                                       1 Court Square
                                       Long Island City, New York 11120

Michael A. Carpenter                   Co-Chief Executive Officer,
Executive Officer                      Global Corporate and Investment Bank
                                       of Citigroup Inc.
                                       388 Greenwich Street
                                       New York, New York 10043

Paul J. Collins                        Vice Chairman
Executive Officer                      Citigroup Inc.
                                       153 East 53rd Street
                                       New York, New York 10043

Edward D. Horowitz                     Corporate Executive Vice President
Executive Officer                      Citibank, N.A.
                                       153 East 53rd Street
                                       New York, New York 10043

Thomas W. Jones                        Co-Chairman and Chief Executive Officer,
Executive Officer                      SSB Citi Asset Management
                                       388 Greenwich Street
                                       New York, New York 10013

Robert I. Lipp                         Co-Chief Executive Officer,
Executive Officer                      of Citigroup's Global
                                       Consumer Business
                                       153 East 53rd Street
                                       New York, New York 10043

Deryck C. Maughan                      Vice Chairman
Executive Officer                      Citigroup Inc.
(U.K.)                                 153 East 53rd Street
                                       New York, New York 10043

Victor J. Menezes                      Co-Chief Executive Officer,
Executive Officer (India)              Global Corporate and Investment Bank
                                       of Citigroup Inc.
                                       153 East 53rd Street
                                       New York, New York 10043

Heidi G. Miller                        Chief Financial Officer
Executive Officer                      Citigroup Inc.
                                       153 East 53rd Street
                                       New York, New York 10043

Charles O. Prince, III                 Co-General Counsel &
Executive Officer                      Corporate Secretary
                                       Citigroup Inc.
                                       153 East 53rd Street
                                       New York, New York 10043

Mary Alice Taylor                      Corporate Executive Vice President
Executive Officer                      Citicorp & Citibank, N.A.
                                       1 Court Square
                                       Long Island City, New York 11120

Todd S. Thomson                        Senior Vice President-
Executive Officer                      Corporate Development
                                       Citigroup Inc.
                                       153 East 53rd Street
                                       New York, New York 10043

Marc P. Weill                          Executive Vice President
Executive Officer                      Citigroup Inc.
                                       153 East 53rd Street
                                       New York, New York 10043

                                  EXHIBIT INDEX
                                  -------------



     Exhibit No.                        Document
     -----------                        --------

         1 Joint Filing Agreement, dated as of March 8, 1999, among Citibank, Citicorp and Citigroup.

         2 Third Amended and Restated Restructuring and Exchange Agreement, dated as of February 24, 1999, among Baesa, PepsiCo, Inc., Citibank and each of the other institutions listed on Schedule I thereto.

         3 Shareholders' Agreement, dated as of February 23, 1999, among Baesa, PepsiCo, Citibank, BankBoston and Vereinsbank.

         4 Agreement, dated as of November 30, 1999, among Citibank, BankBoston, Vereinsbank, TCW Shared Opportunity Fund II, L.P. and Franklin Mutual Advisers, Inc.